UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number:

SIYATA MOBILE INC.

(Translation of registrant’s name into English)

1001 Lenoir St Suite A-414

Montreal, QC H4C 2Z6

514-500-1181

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

Siyata Mobile, Inc. a corporation incorporated under the laws of British Columbia (“Company”), announced that the TSX Venture Exchange (“TSXV”) has confirmed that effective at the close of market on Monday, October 19, 2020, the common shares of the Company will be delisted from the TSXV, at the Company’s request. As previously announced, the common shares of the Company and warrants issued in connection with its U.S. initial public offering began trading on the NASDAQ Capital Market under the symbols “SYTA” and “SYTAW”, respectively, on September 25, 2020.

Item 8.01. Other Events.

As previously disclosed, the Company entered into an Underwriting Agreement, dated September 25, 2020 (the “Underwriting Agreement”), between the Company and Maxim Group LLC, as representative of the several underwriters named therein (collectively, the “Underwriters”) for the issuance of units consisting of shares of the Company’s common shares, no par value (“Common Shares”) and warrants to purchase shares of Common Shares. On October 21, 2020, pursuant to the Underwriting Agreement, the Underwriters exercised their overallotment option for the offer and sale by the Company to the Underwriters, severally, of warrants to purchase up to 266,000 shares of Common Shares (the “Additional Warrants”) with the Company receiving gross proceeds in the amount of $2,660.00.

Item 99.1 Exhibits

Exhibit No.	Description
99.1	Press Release, dated October 16, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIYATA MOBILE INC.

Date: October 23, 2020	By:	/s/ Marc Seelenfreund
Name: Marc Seelenfreund
Title: Chief Executive Officer

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